

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 7, 2018

Andrew W. Houston
Chief Executive Officer
Dropbox, Inc.
333 Brannan Street
San Francisco, CA 94107

      Re: Dropbox, Inc.
            Registration Statement on Form S-1
            Filed February 23, 2018
            File No. 333-223182

Dear Mr. Houston:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2017 letter.

General

1.   You state that the restricted stock awards granted to your co-founders in December 2017 have voting rights but will be excluded from the Class A common stock issued and outstanding until the satisfaction of the related vesting conditions. Please provide a detailed analysis as to how voting rights attach to the Co-Founder Grants when they are not considered to be issued and outstanding until the satisfaction of the vesting conditions. As part of your response, please address the following:

     •   disclose how the Co-Founder Grants will be counted for purposes of votes based on the shares issued and outstanding; and

     •   disclose how the voting rights will be exercised by the co-founders in light of the fact that the shares will be held in escrow until certain conditions are met.

2.   Please add a separate risk factor that discusses the consequences of the co-founders' ability to vote based on the 22.1 million shares of Class A common stock granted to them as restricted stock awards. As an example, disclose that the co-founders will have the ability to significantly influence any separate class vote of the Class A shareholders. As a further example, disclose that the co-founders may vote based on the shares of Class A common stock that have not yet vested and may not ever vest if certain conditions are not met.

Risk Factors

Risks Related to Ownership of Our Class A Common Stock

"The multi-class structure of our common stock will have the effect . . . ," page 38

3.   You state that the shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer "other than with respect to certain estate planning transfers and transfers between your co-founders." Please clarify the scope of this exception. Explain the circumstances under which estate planning transfers may occur without automatic conversion of the shares and the parties to whom the shares may be transferred, including whether shares of one co-founder may be transferred upon his death or total disability to the other co-founder without conversion.

Notes to Consolidated Financial Statements

Note 12. Net Loss Per Share, page F-30

4.   Please revise to disclose the total number of co-founder grants outstanding that could potentially dilute basic EPS in the future. Refer to ASC 260-10-50-1(c).

Note 14. Income Taxes

Impact of The Tax Cuts and Jobs Act, page F-34

5.   We note that your analysis of the impact of the Tax Cuts and Jobs Act is ongoing and the accounting impacts are provisional. Please revise to provide the qualitative disclosures of the income tax effects of the Act for which the accounting is incomplete, the specific items reported as provisional amounts, and the existing current or deferred tax amounts for which the income tax effects of the Act have not been completed. Refer to Question 2 of SAB Topic 5EE.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Tony Jeffries
        Rezwan D. Pavri
        Wilson Sonsini Goodrich & Rosati, P.C.